UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000 EXT. 2351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required MATTHEW T. MOROUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 1,239,877*
	8.	SHARED VOTING POWER 3,092,000**
	9.	SOLE DISPOSITIVE POWER 1,239,877*
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,331,877
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%
14.	TYPE OF REPORTING PERSON IN

*	Consists of (i) 1,225,877 shares of the Issuer’s Common Stock owned directly by Matthew T. Moroun and (ii) 14,000 shares of the Issuer’s Common Stock issuable to Mr. Moroun upon exercise of stock options granted to Mr. Moroun by the Issuer.
**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required HAL M. BRIAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,092,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14.	TYPE OF REPORTING PERSON IN

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

This Amendment No. 6 supplements and amends Items 3, 4 and 5 of the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 20, 2009, and Amendment No. 5 filed on January 28, 2014 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Upon filing the January 28, 2014 Amendment No. 5 to the Schedule 13D, Matthew T. Moroun beneficially owned an aggregate of 4,731,373 shares of Common Stock. At January 26, 2015, Matthew T. Moroun beneficially owns an aggregate of 4,331,877 shares of Common Stock, or 58.4% of the outstanding shares of Common Stock. The change in percentage ownership of the outstanding shares of Common Stock from 59.3% at January 28, 2014 to 58.4% as of the January 26, 2015 filing is attributable to the following:

a) Issuer repurchased 560,424 (7.0%) outstanding shares of Common Stock between January 28, 2014 and January 26, 2015, which includes 400,000 shares repurchased from Matthew T. Moroun in the Issuer’s modified “Dutch Auction” tender offer; therefore shares outstanding decreased from 7,983,539 to 7,423,115 during such period.

b) Matthew T. Moroun beneficially acquired 2,504 additional shares of Common Stock, including currently exercisable stock options, between January 28, 2014 and January 26, 2015.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

With respect to the shares of Common Stock acquired by Mr. Moroun between January 28, 2014 and January 26, 2015, the purchases of 2,000 shares of Common Stock by exercising stock options were effectuated for investment purposes, using personal funds, and 504 shares of Common Stock were awarded to Mr. Moroun as part of an annual retainer for non-employee directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Mr. Moroun beneficially owns an aggregate of 4,331,877 shares, or 58.4%, of the Common Stock, including currently exercisable stock options to purchase 14,000 shares of Common Stock. Of the 4,331,877 shares beneficially owned by Mr. Moroun, 1,225,877 shares are owned directly by Mr. Moroun, 14,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable stock options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Briand, a co-trustee.

Mr. Briand beneficially owns an aggregate of 3,092,000 shares, or 41.7%, of the Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Briand, together with Mr. Moroun, is a co-trustee.

(b) Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 1,239,877 shares of Common Stock, which includes currently exercisable stock options to purchase 14,000 shares of Common Stock. Mr. Moroun and Mr. Briand share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun

HAL M. BRIAND

By:	/s/ Hal M. Briand
Name:	Hal M. Briand